

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2023

Robert Logan
Chief Executive Officer
Greenfire Resources Ltd.
1900 – 205 5th Avenue SW
Calgary, Alberta T2P 2V7

> **Re: Greenfire Resources Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed July 18, 2023**
> **File No. 333-271381**

Dear Robert Logan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2023 letter.

Amendment No 2 to Registration Statement on Form F-4

Business of Greenfire and Certain Information About Greenfire
Description of Business
Principal Properties, page 247

1. We have read your response to prior comment 6. We reissue the comment as we are unable to locate revisions relating to the disclosure of your gross and net undeveloped acreage amounts or an explanation for why no revisions in the disclosure of your undeveloped acreage were necessary.

    Please expand your description of the Hangingstone Expansion and Demo assets on pages 247-248 to explain the future development plan relating to your undeveloped reserves including: reservoir thickness, well spacing, and the undeveloped well placement in relation to currently producing wells. Also, in regard to your land acreage disclosure on page 248, explain why none of the Hangingstone lease acreage is considered undeveloped based on the definition of undeveloped reserves shown on page 252 and in Rule 4-10(a)(31) that "undeveloped reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion," which is consistent with the definition of undeveloped acreage in Item 1208(c)(4) of Regulation S-K. Please revise your disclosures accordingly or tell us why a revision is not needed. Refer to the disclosure requirements in Item 1208(b) of Regulation S-K.

Supplementary information for Greenfire Resources Inc. - oil and gas (unaudited), page F-94

2. We note that the disclosure on page F-95 relating to FASB ASC 932-235-50-4 and 50-5 appears to be limited to the information for the current fiscal year ended December 31, 2022, and does not additionally address the fiscal year ended December 31, 2021. Please revise your tabular disclosure further to disclose the net quantities of proved developed and undeveloped reserves at the beginning of the initial year and the changes in those net quantities as reflected in the reserves reconciliation ending December 31, 2021.

Signatures, page II-7

3. Please provide all the signatures that Form F-4 requires, and also specify the capacity in which any new signatories are signing. Instruction 1 to Form F-4 (Signatures) requires that a majority of the board of directors sign the registration statement.

   For questions regarding comments on engineering matters, you may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Guy P. Lander Esq.